UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2023

CancerVAX, Inc.

Commission File No. 024-12130

Nevada

(State or other jurisdiction of incorporation or organization)

351 Paseo Nuevo

Floor 2

Santa Barbara, California 93101

(805)-356-1810

86-2876870

Employer Identification Number

In this Annual Report, the terms “CancerVAX,” “we,” “us,” “our,” or “the Company” refers to CancerVAX, Inc. This discussion contains forward-looking statements reflecting our plans, estimates and beliefs. Our actual results differ materially from those discussed in these forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probably,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Business

Overview

CancerVax was incorporated under the laws of the State of Nevada on March 26, 2021 as “CancerVax, Inc.” CancerVax is a pre-clinical biotechnology company working with the University of California at Los Angeles (“UCLA”) to develop innovative cancer immunotherapy treatments that use the body’s immune system to fight cancer. All of our immunotherapy technologies are designed to be delivered as simple injections. We look forward to the day when treating cancer will be as simple as getting a flu shot.

Our Development Pipeline at UCLA Includes:

Children’s Cancer

We are developing a disease-specific conventional immunotherapy targeted at treating Ewing sarcoma, a rare but deadly bone and soft tissue cancer that affects children and young adults. There are currently no treatment options available for recurrence of Ewing Sarcoma. This research effort is led by a team of cancer researchers and physicians who run the Ewing Sarcoma Program at UCLA, through a sponsored research agreement dated May 12, 2021 (the “First Sponsored Research Agreement”). This project is currently in the discovery stage using various conventional immunotherapy approaches such as monoclonal antibodies, bispecific antibodies, and CAR-T cell therapy. UCLA initially filed a provisional patent application in January 2021, and then refiled an updated provisional patent application in January 2023. The First Sponsored Research Agreement expired on June 30, 2023, but the parties have agreed to extend the Agreement at no cost with an end date of June 30, 2024.

Universal Cancer Vaccine Platform (UCV)

We are developing a novel and customizable Universal Cancer Vaccine Platform, to be delivered as a shot, that uses cutting-edge bioengineering and molecular technologies to uniquely detect, mark and kill only cancer cells. By forcing cancer cells to express a unique marker not found in healthy cells, custom antibody drugs and the body’s immune cells can target and destroy the cancer cells with precision. This research effort is led by a team of cancer researchers and physicians, most of whom are also working on the Ewing sarcoma research, through a second sponsored research agreement executed in July 2022 (“Second Sponsored Research Agreement”). Currently, many conventional cancer immunotherapies are based on finding protein markers or mechanisms that are naturally expressed in cancer cells and then developing custom antibodies or immune cells to target those specific protein markers for cell destruction. The main challenge with this conventional approach is that the natural protein markers often appear in healthy cells as well as cancer cells. As a result, any treatment targeting those natural markers may also affect healthy cells. We seek to engineer a single non-naturally occurring protein marker for all cancer cells to express, and then vaccinate against this non-naturally occurring marker. In effect, we intend to use this non-naturally occurring protein marker to enable the immune system to target only cancer cells, while leaving normal, healthy cells unaffected. In addition, we will also explore making cancer cells express protein markers associated with diseases that humans are known to have strong immunity to. In other words, we hope to make cancer cells look like known diseases, so that the body’s immune system will naturally destroy the cancer cells as if they were common infections. This UCV approach is currently in the discovery stage. We filed a provisional patent application in 2021, and then an international application (PCT) in 2022. The pre-clinical research for this project is being done at UCLA through a sponsored research agreement. UCLA filed a separate provisional patent application in 2022 and has executed with us an Option to exclusively license all intellectual property and other technology that develops from this project.

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Universal CAR-T Cell Platform (UCAR-T)

Based on the foundational nanoparticle technology developed for UCV, we expanded SRA #2 to also include a novel and customizable low-cost treatment platform, to be delivered as a shot, that can use messenger RNA (mRNA) to reprogram natural immune T-cells inside the body to seek and destroy specific targeted cancer cells. These modified T-cells are called Chimeric Antigen Receptor (CAR) T Cells. Conventional CAR-T Cell therapy can cost more than $500,000 per dose due to complicated and expensive lab processes associated with gene editing, cultivating, collecting and transporting of live modified T-cells. Our goal is to lower the cost to a few thousand dollars per dose by helping the body make its own CAR T-cells. This UCAR-T approach is currently in the discovery stage. Our exclusive option to license this technology is provided under SRA #2.

Our Background

Advances in precision medicine, cancer immunology, and genome engineering are empowering physician scientists with new understanding and capabilities in how we approach the treatment of cancers. Solutions that harness the immune system and its components to target, recognize, and attack malignant cell populations are increasingly informing the development of new life-changing therapies that offer hope to patients with refractory disease. Existing strategies in this space rely on specific receptor-ligand interactions between immune effector cells and the targeted cancer cell to drive the desired therapeutic response. Alternatively, strategies where cancer cells are induced or “vaccinated” to express an engineered antigen that can be recognized by an immunotherapy or other targeted agents offer intriguing new treatment possibilities across the cancer landscape. As initial steps toward realizing these types of therapies, the research proposed in this Program will target the development and testing of three concepts inspired by advances in cancer immunology, genome engineering, and nanotechnology. When combined, these enabling strategies have the potential to contribute to CancerVax’s ultimate objective of establishing universal cancer vaccines.

Principal Products and Services

We intend to leverage cutting-edge biotechnologies to develop a universal vaccine against custom engineered non-naturally occurring protein markers. We have divided our research efforts into three separate segments for the purpose of exploring concepts towards designing a universal cancer vaccine platform, inspired by advances in cancer immunology, genome engineering and nanotechnology. The first R&D segment, led by Dr. Steven Jonas at UCLA, will focus on nanotechnology-enabled delivery solutions for universal cancer vaccine payloads. The second R&D segment, led by Dr. Christopher Seet at UCLA will focus on gene expression-based “AND-gate” in vivo targeting of tumor cells. The third R&D segment, led by Dr. Satiro De Olivera at UCLA, will focus on immune effector payload approaches for universal cancer vaccines.

Also, in May 2021, we entered into a Sponsored Research Agreement with the University of California Regents to research and develop an immunotherapy breakthrough targeted at treating Ewing sarcoma, a rare but deadly soft tissue and bone cancer that primarily affects children and young adults. While relapse remains an important clinical problem for those diagnosed with Ewing sarcoma, there is currently no FDA approved treatment to prevent recurrence. The 12-month research program with the Regents, conducted at UCLA, commenced on May 12, 2021, under the direction of Principal Investigator, Dr. Satiro De Oliveira and co-Principal Investigators, Dr. Noah Federman and Dr. Steven Jonas from the Department of Pediatrics, Hematology & Oncology, UCLA Medical Center. The program will focus on developing effective immunotherapies such as CAR T-cell and custom antibodies for Ewing sarcoma. The program expands on the preliminary laboratory work done at UCLA by leveraging outside commercial-grade immunotherapy development processes and services. We hope the resulting technology will be able to target other cancers such as adrenal cancer and brain cancer, as well as enabling the development of other immunotherapies, vaccines and drugs.

Market

According to the World Health Organization, cancer is the second leading cause of death globally and was responsible for nearly 10 million deaths in 2020. The American Cancer Society estimates that 1.8 million new cancer cases were diagnosed and that 606,530 cancer deaths occurred in the United States in 2020. Due to the limited efficacy and serious side effects of traditional cancer treatment methods such as surgery, chemotherapy and radiation therapy, there is a notable shift away from standard treatment methods towards immunotherapies. This paradigm shift is paving the way for the cancer immunotherapy business to flourish.

In response to the severity of the global cancer burden, government agencies and cancer research institutes have begun investing in the research and development of various forms of cell therapies for cancer treatment. Immunotherapies, such as CAR T-cell therapy, engineered T-cell receptor therapy and -infiltrating lymphocyte (TIL) therapy, are being investigated for improved treatment outcomes. As a result of research and new approvals, the cancer immunotherapy market share is expected to grow through 2028.

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The market for cancer immunotherapy has generally been segmented by product into monoclonal antibodies, immunomodulators, vaccines, and check point inhibitors. The market can be further segmented on the basis of application into lung cancer, breast cancer, colorectal cancer, prostate cancer, multiple myeloma, melanoma, head & neck cancer, and other types of cancer. In 2016, the largest share of the global cancer immunotherapy market was located in North America. This North American concentration can be attributed to such causes as the rise in the number of cancer patients, the increase in the adoption rate of immunotherapy and the development of bioinformatics tools enhancing the drug development process.

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary rights. We will compete in the highly competitive markets that address cancer and face significant competition from many sources, including pharmaceutical, biopharmaceutical and biotechnology companies, as well as universities and private and public research institutions.

Any viral immunotherapies that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. We are focused on developing next-generation viral immunotherapies for the treatment of cancer.

We are aware of other companies either marketing or focused on developing competing therapies for the treatment of cancer which generally fall into the following treatment groups:

●	oncolytic viral immunotherapies, including Amgen’s T-VEC, the only FDA-approved oncolytic immunotherapy, which is approved for treating advanced melanoma and is in development for several other indications, and other oncolytic viruses in development by companies such as AstraZeneca, Boehringer Ingelheim, Johnson & Johnson, Merck, PsiOxus Therapeutics, Regeneron, Vyriad, Replimune and Turnstone Therapeutics;
●	approved immunotherapy antibodies and immunotherapy agents in clinical development, including antibody agents, bispecific T cell engagers, including those in development by Amgen, and immuno-oncology companies focused on IL-12, such as Ziopharm Oncology;
●	cancer vaccines, including personalized vaccines and those targeting tumor neoantigens, including neoantigen therapies in development by companies such as BioNTech, Gritstone Oncology and Moderna Therapeutics;
●	cell-based therapies, including CAR T cell therapies, T cell receptor and NK cell therapies; and
●	traditional cancer therapies, including chemotherapy, surgery, radiation and targeted therapies.

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Many of our potential competitors, alone or with their strategic partners, may have substantially greater financial, technical and other resources than we do, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, are easier to administer or are less expensive alone or in combination with other therapies than any products that we may develop alone or in combination with other therapies, especially if these get to market sooner than our products. These and other third parties also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

Competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Our viral immunotherapy product candidates, if and when marketed, will compete with a number of therapies that are currently marketed or in development that also target cancer but that utilize different mechanisms of action. To compete effectively with these agents, our product candidates will need to demonstrate advantages that lead to improved clinical efficacy and safety compared with these competitive agents. While we believe that our current and future product candidates have the potential to provide potent clinical antitumor activity as monotherapies, we also plan to test them in combination with immune checkpoint inhibitors and chemotherapy agents. As such, if and when ultimately marketed, our product candidates may be in combination with checkpoint therapies in addition to other existing cancer therapies, including surgery, chemotherapy, radiation therapy and other biological therapies such as antibodies targeting particular surface receptors. We, therefore, believe that our product candidates, if and when marketed, may in some instances complement rather than compete directly with these existing treatment options.

We expect to face direct and increasing competition from a number of companies that are also seeking to develop cancer therapies based on viral immunotherapies and other ways to stimulate the immune system. We believe that our ability to successfully compete will depend, among other things, on our ability to:

●	expeditiously advance the development of our product candidates;
●	design, enroll patients in and successfully complete appropriate clinical trials in a timely fashion;
●	gain regulatory approval for our product candidates in their first indications as well as further indications;
●	establish collaborations and partnerships for the development and marketing of our product candidates;
●	commercialize our product candidates successfully, including convincing physicians, insurers and third-party payors of the safety and efficacy of our product candidates over currently approved therapies;
●	secure and protect intellectual property rights based on our innovations; and
●	manufacture or otherwise obtain and sell commercial quantities of future products to the market.

Manufacturing

We currently do not own or operate any manufacturing facilities. In October 2021, Ryan Davies, a seasoned manager with extensive experience in developing and manufacturing biological, viral and gene therapies, joined the Company and he currently serves as Chairman of the Board of Directors. We may develop in-house process development capabilities for our product candidates and leverage external contract manufacturing organizations (“CMOs”) to implement our in-house developed process to produce our product. We plan on entering into and maintaining agreements with CMOs that will require the production of our product in accordance with current good manufacturing practices (“cGMPs”) and all other applicable laws and regulations. We intend to ensure that any agreements with CMOs will include confidentiality and intellectual property provisions to protect our proprietary rights related to our product candidates. Currently, we have not entered into any agreements with any CMOs, nor have we identified any potential CMOs to produce our product candidate.

We may use the proceeds from future offerings to build proprietary processes that will enable us to be at a competitive advantage when manufacturing our planned product candidates. We intend to rely on third party CMOs, while establishing our own cGMP manufacturing facilities for the production of cGMP-grade material. We currently have no plans, however, for the establishment of our own cGMP manufacturing facilities.

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Research and Development

In July 2022, CancerVax executed a Sponsored Research Agreement (the “Research Agreement 2”) with the Regents of the University of California (the “Regents”) to research and develop a universal cancer vaccine platform allowing vaccinated cancer cells to express an engineered antigen that can be recognized by an immunotherapy or other targeted agents offering new treatment possibilities across the cancer landscape.

The 24-month research program with the Regents, which conducted at UCLA, commenced on July 15, 2022 and has been extended through the end of June 2024, with the option to extend through the end of the year at no additional cost, under the direction of the Principal Investigator, Dr. Steven Jonas from the Department of Pediatrics, Hematology & Oncology, Dr. Satiro De Olivera specializing in pediatric hematologic malignancy and Dr. Christopher Seet with a specialty in the treatment of hematologic malignancies, including hematopoietic stem cell transplantation, cellular therapy and clinical trials of novel therapeutics.

In May 2021, we entered into a sponsored research agreement (the “Research Agreement”) with the Regents of the University of California (the “Regents”) to research and develop an immunotherapy breakthrough targeted at treating Ewing sarcoma, a rare but deadly soft tissue and bone cancer that primarily affects children and young adults. While relapse remains an important clinical problem for those diagnosed with Ewing sarcoma, there is currently no FDA approved treatment to prevent recurrence.

The 12-month research program with the Regents, and as extended, are conducted at UCLA, commenced on May 12, 2021 and was extended through June 30, 2024, under the direction of Principal Investigator, Dr. Satiro De Oliveira and co-Principal Investigators, Dr. Noah Federman and Dr. Steven Jonas from the Department of Pediatrics, Hematology & Oncology, UCLA Medical Center. The program will focus on developing effective immunotherapies such as CAR T-cell and custom antibodies for Ewing sarcoma. The program expands on the preliminary laboratory work done at UCLA by leveraging outside commercial-grade immunotherapy development processes and services.

R&D amounted to $1,918,105 and $160,256 for the years ended December 31, 2023 and 2022, respectively.

Employees

As of April 23, 2024, we have two full-time employees.

Effective as of February 1, 2024, the Board of Directors appointed Byron Elton to serve as the Company’s Chief Executive Officer and President. Mr. Elton has not entered into a new Employment Agreement with the Company since his recent appointment.

On that same day, Ryan Davies resigned as CEO but will continue to serve as Chairman of the Board and Andrew Van Noy was appointed as the Director of Operations.

Government Regulation

In the United States, the FDA regulates biologic products under the Federal Food, Drug, and Cosmetic Act, or the FDCA, the Public Health Service Act, or the PHSA, and regulations and guidance implementing these laws. The FDCA, PHSA and their corresponding regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biologic products. Clearance from the FDA is required before conducting human clinical testing of biologic products. FDA licensure also must be obtained before marketing of biologic products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

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U.S. Biologic Products Development Process

Any biologic product must be licensed by the FDA before it may be legally marketed in the United States. The process required by the FDA before a biologic product candidate may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests and in vivo studies in accordance with the FDA’s current Good Laboratory Practice, or GLP, regulations and applicable requirements for the humane use of laboratory animals or other applicable regulations;
●	submission to the FDA of an application for an IND exemption, which allows human clinical trials to begin unless FDA objects within 30 days;
●	approval by an independent institutional review board, or IRB, reviewing each clinical site before each clinical trial may be initiated;
●	performance of adequate and well-controlled human clinical trials according to the FDA’s GCP regulations, and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biologic product candidate for its intended use;
●	preparation and submission to the FDA of a biologics license application, or BLA, for marketing approval that includes substantial evidence of safety, purity and potency from results of nonclinical testing and clinical trials;
●	review of the product by an FDA advisory committee, if applicable;
●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biologic product candidate is produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the biologic product candidate’s identity, safety, strength, quality, potency and purity;
●	potential FDA audit of the nonclinical and clinical trial sites that generated the data in support of the BLA; and
●	payment of user fees and FDA review and approval, or licensure, of the BLA.

Before testing any biologic product candidate in humans, the product candidate must undergo preclinical testing. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as in vivo studies to assess the potential safety and activity of the product candidate and to establish a rationale for therapeutic use. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs.

Concurrent with clinical trials, companies usually must complete some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA also may impose clinical holds on a biologic product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical studies to begin, or that, once begun, issues will not arise that suspend or terminate such studies.

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Human Clinical Trials Under an IND

Clinical trials involve the administration of the biologic product candidate to healthy volunteers or patients under the supervision of qualified investigators which generally are physicians not employed by, or under, the control of the trial sponsor. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research subjects provide informed consent.

Further, each clinical trial must be reviewed and approved by an IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers items such as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject, or their legal representative, reviews and approves the study protocol, and must monitor the clinical trial until completed.

Human clinical trials typically are conducted in three sequential phases that may overlap or be combined:

●	Phase 1. The biologic product candidate initially is introduced into a small number of healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early understanding of its effectiveness. In the case of some product candidates for severe or life-threatening diseases, especially when the product candidate may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.
●	Phase 2. The biologic product candidate is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.
●	Phase 3. Phase 3 clinical trials are commonly referred to as “pivotal” studies, which typically denotes a study which presents the data that the FDA or other relevant regulatory agency will use to determine whether or not to approve a biologic product. In Phase 3 studies, the biologic product candidate is administered to an expanded patient population, generally at multiple geographically dispersed clinical trial sites in adequate and well-controlled clinical trials to generate sufficient data to statistically confirm the potency and safety of the product for approval. These clinical trials are intended to establish the overall risk/benefit ratio of the product candidate and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA.

Written IND safety reports must be promptly submitted to the FDA and the investigators for: serious and unexpected adverse events; any findings from other trials, in vivo laboratory tests or in vitro testing that suggest a significant risk for human subjects; or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biologic product candidate has been associated with unexpected serious harm to patients.

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Compliance with cGMP requirements

Manufacturers of biologics must comply with applicable cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Manufacturers and others involved in the manufacture and distribution of such products also must register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Establishments may be subject to periodic, unannounced inspections by government authorities to ensure compliance with cGMP requirements and other laws. Discovery of problems may result in a government entity placing restrictions on a product, manufacturer or holder of an approved BLA, and may extend to requiring withdrawal of the product from the market. The FDA will not approve a BLA unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specification.

Concurrent with clinical trials, companies usually complete additional preclinical studies and must also develop additional information about the physical characteristics of the biologic product candidate as well as finalize a process for manufacturing the product candidate in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents or of causing other adverse events with the use of biologic products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other requirements, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biologic product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biologic product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Process

The results of the preclinical tests and clinical trials, together with detailed information relating to the product’s CMC and proposed labeling, among other things, are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. The PDUFA also imposes an annual product fee for biologics and an annual establishment license fee on facilities used to manufacture prescription biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for product candidates designated as orphan drugs, unless the product candidate also includes a non-orphan indication.

The FDA reviews a BLA within 60 days of submission to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In that event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth, substantive review of the BLA.

The FDA reviews the BLA to determine, among other things, whether the proposed product candidate is safe and potent, or effective, for its intended use, has an acceptable purity profile and whether the product candidate is being manufactured in accordance with cGMP to assure and preserve the product candidate’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biologic products or biologic products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the product approval process, the FDA also will determine whether a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the product candidate. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity. A REMS could include medication guides, physician communication plans and elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without a REMS, if required.

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Before approving a BLA, the FDA will inspect the facilities at which the product candidate is manufactured. The FDA will not approve the product candidate unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product candidate within required specifications. Additionally, before approving a BLA, the FDA typically will inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements.

On the basis of the BLA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the biologic product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter.

If a product candidate receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a REMS, or otherwise limit the scope of any approval. In addition, the FDA may require post-marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biologic product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

The FDA has agreed to specified performance goals in the review of BLAs under the PDUFA. One such goal is to review standard BLAs in ten months after the FDA accepts the BLA for filing, and priority BLAs in six months, whereupon a review decision is to be made. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and its review goals are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Post-Approval Requirements

Rigorous and extensive FDA regulation of biologic products continues after approval, particularly with respect to cGMP requirements. Manufacturers are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biologic products include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA, together with a release protocol, showing a summary of the history of manufacture of the lot and the results of all tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of biologic products.

A sponsor also must comply with the FDA’s advertising and promotion requirements, such as the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”). The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Violations relating to the promotion of off-label uses may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws. Companies, however, may generally share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal actions and adverse publicity. These actions could include refusal to approve pending applications or supplemental applications, withdrawal of an approval, clinical hold, suspension or termination of a clinical trial by an IRB, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines or other monetary penalties, refusals of government contracts, mandated corrective advertising or communications with healthcare providers, debarment, restitution, disgorgement of profits or other civil or criminal penalties.

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U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of product candidates, some of a sponsor’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period generally is one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biologic product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. Moreover, a given patent may only be extended once based on a single product. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Other Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and use of pharmaceutical products that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct clinical research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or kind, in exchange for, or to induce, either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers, formulary managers and other individuals and entities on the other. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, amended the intent requirement of the federal Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to commit a violation;
●	the federal civil and criminal false claims and civil monetary penalties laws, including the civil False Claims Act, or the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government. Certain marketing practices, including off-label promotion, also may implicate the FCA. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA;
●	the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or the CMS, information related to payments and other transfers of value made to physicians, certain other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members;
●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability, among other things, for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the transmission, security and privacy of protected health information by entities subject to HIPAA, such as health plans, health care clearinghouses and certain healthcare providers, and their respective business associates that access protected health information; and
●	state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers and drug pricing and/or marketing expenditures; and state and local laws requiring the registration of pharmaceutical sales representatives and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

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Violation of the laws described above or any other governmental laws and regulations may result in significant penalties, including administrative, civil and criminal penalties, damages, fines, the curtailment or restructuring of operations, the exclusion from participation in federal and state healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment, and additional reporting requirements and oversight if a person becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws. Furthermore, efforts to ensure that business activities and business arrangements comply with applicable healthcare laws and regulations can be costly for manufacturers of branded prescription products.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States, sales of any product candidates for which regulatory approval for commercial sale is obtained will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities and health programs in the United States such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of FDA-approved drugs for a particular indication. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.

A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. New metrics frequently are used as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. In order to obtain coverage and reimbursement for any product that might be approved for sale, it may be necessary to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the products, in addition to the costs required to obtain regulatory approvals. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

The marketability of any product candidates for which we or our collaborators receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations may not allow favorable reimbursement and pricing arrangements.

Health Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

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By way of example, in March 2010, the ACA was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms. Among the provisions of the ACA of importance to our business are:

●	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;
●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;
●	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
●	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
●	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
●	a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;
●	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and
●	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. Since January 2017, President Trump has signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, effective January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance and delaying the implementation of certain ACA-mandated fees. In addition, on December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. It is unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA and our business. Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken. The Coronavirus Aid, Relief and Economic Security Act, or CARES Act, which was signed into law in March 2020 and is designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020, and extended the sequester through 2030. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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There also has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out-of-pocket costs of drug products paid by consumers. The Department of Health and Human Services has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. While some of these measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that these initiatives, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. It is also possible that additional governmental action is taken to address the COVID-19 pandemic. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern the use, handling and disposal of various biologic, chemical and radioactive substances used in, and wastes generated by, operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. Equivalent laws have been adopted in other countries that impose similar obligations.

U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act, or FCPA, prohibits U.S. corporations and individuals from engaging in certain activities to obtain or retain business abroad or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, official or employee of a public international organization, or a political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The scope of the FCPA includes interactions with healthcare professionals of foreign state-owned or affiliated hospitals, universities, or research institutions. Equivalent laws have been adopted in other foreign countries that impose similar obligations.

Intellectual Property

We strive to protect and enhance the proprietary technologies, inventions and improvements that we believe are important to our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary position in our field and other fields that are or may be important for the development of our business. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, platforms and our product candidates that are important to the development and implementation of our business.

As of this filing, CancerVax has the right to negotiate an option or license for UCLA Case No. 2021-146, with provisional patent filings: UCLA.P01132US.P1/1001147112. Additionally, CancerVax has filed provisional patents 63/322/067 filed on 3/23/22 and 63/321,292 filed on 3/18/22 for UCLA Case No. 2021-146 SRA, to protect our invention which leverages cutting-edge biotechnologies to develop a universal cancer vaccine.

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Research Agreements

Sponsored Research Agreements between the Company and The Regents of The University of California

In July 2022, CancerVax executed a Sponsored Research Agreement (the “Second Sponsored Research Agreement”) with the Regents of the University of California (the “Regents”) to research and develop a universal cancer vaccine platform allowing vaccinated cancer cells to express an engineered antigen that can be recognized by an immunotherapy or other targeted agents offering new treatment possibilities across the cancer landscape.

The research program with the Regents, which is currently being conducted at UCLA, commenced on July 15, 2022 and has been extended through the end of June 2024 with the option to extend through the end of the year at no additional cost, under the direction of the Principal Investigator, Dr. Steven Jonas from the Department of Pediatrics, Hematology & Oncology, Dr. Satiro De Olivera specializing in pediatric hematologic malignancy and Dr. Christopher Seet with a specialty in the treatment of hematologic malignancies, including hematopoietic stem cell transplantation, cellular therapy and clinical trials of novel therapeutics.

On May 12, 2021, we entered into a Research Agreement with the Regents (UCLA Case No. 2021-146) to research and develop an immunotherapy breakthrough targeted at treating Ewing sarcoma (the “First Sponsored Research Agreement”). Ewing Sarcoma is a rare but deadly soft tissue and bone cancer that primarily affects children and young adults and for which there is no current FDA approved treatment to prevent recurrence.

This 12-month research program with the Regents commenced on May 12, 2021 and was extended through June 30, 2024, under the direction of Principal Investigator, Dr. Satiro De Oliveira and co-Principal Investigators, Dr. Noah Federman and Dr. Steven Jonas from the Department of Pediatrics, Hematology & Oncology, UCLA Medical Center. The program focused on developing effective immunotherapies such as CAR T-cell and custom antibodies for Ewing sarcoma. This program expanded on the preliminary laboratory work done at UCLA by leveraging outside commercial-grade immunotherapy development processes and services. We believe the resulting technology will be able to target other cancers such as adrenal cancer and brain cancer, as well as enabling the development of other immunotherapies, vaccines and drugs.

Pursuant to the First Sponsored Research Agreement (UCLA Case No. 2021-146), and as of February 1, 2022, the Company has paid the Regents a sum of $574,501 for the Regents’ performance under the Research Agreement. Pursuant to the terms of the Research Agreement, each party will have sole ownership of all rights to patentable developments or discoveries first conceived and actually reduced to practice in the performance of the research under the Research Agreement (a “Subject Invention”) invented solely by that party’s respective personnel. To the extent the Company has paid all direct and indirect costs of the Regent’s performance of the research as set forth in the agreed upon budget, and to the extent that the Regents has the legal right to do so, the Regents will grant to the Company exclusive, first right to negotiate an option or license to the Regents’ interests in any Subject Invention as well as any further rights contemplated pursuant to the First Sponsored Research Agreement. Any future fees due to UCLA will be negotiated in good faith between the parties; no additional fees are obligated to be paid beyond the $574,501 that has been previously delivered by the Company.

CancerVAX has the first right to negotiate an option or license for the First Sponsored Research Agreement pertaining to Ewing sarcoma. CancerVAX submitted its own patent around the Universal Cancer Vaccine and also has the first right to negotiate an option or license on the Second Sponsored Research Agreement pertaining the work the UCLA team does around Universal Cancer Vaccine.

The Second Sponsored Research Agreement is effective for two years after the effective date; at such time, the Research Agreement will expire unless extended by mutual written consent of both parties. The Second Sponsored Research Agreement may be terminated by either party at any time upon 30 days’ written notice to the other party, regardless of whether the Research Project has been completed. In addition, in the event of a material breach of the Research Agreement by a party, the non-breaching party may terminate the Research Project and the Research Agreement immediately upon written notice to the breaching party. As of December 31, 2023, the Company has paid $269,136 of the total $2,197,593 due over the term of the Second Sponsored Research Agreement. As of December 31, 2023, the Company recorded $1,367,932 as amounts due to the Regents under the Second Sponsored Research Agreement.

There are no additional milestones or other payments due at this time.

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Letter of Intent between the Company and The Regents of the University of California

In connection with the Sponsored Research Agreements, CancerVax has also entered into a Letter of Intent (the “LOI”) with the Regents that gives the Company the exclusive right to negotiate a license to the pre-existing patent application “Method of Treating Ewing Sarcoma.” In exchange for this right, the Company paid the Regents a nonrefundable fee of $10,000 and paid for all fees associated with prosecuting the patent application.

Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of CancerVAX, Inc.’s financial condition and results of operations together with the financial statements and related notes that are included elsewhere in this document. The following discussion contains forward-looking statements that reflect our current expectations, plans, estimates, and beliefs. Actual results and timing of events could differ materially from those discussed in the forward-looking statements as a result of various factors.

Results of Operations

Fiscal year ended December 31, 2023

The Company did not generate any revenues for the fiscal year ended December 31, 2023.

For the year ended December 31, 2023, the Company’s operating expenses consisted of general and administrative expenses totaling $1,500,469 and research and development expenses totaling $1,918,105. General and administrative costs were comprised of wages and payroll taxes of $495,919, consulting fees of $30,000 paid to related parties pursuant to Independent Contractor Agreements, other consulting fees of $6,250, advertising and marketing fees of $636,020, legal and professional fees of $119,758, non-cash stock option expense of $123,308 and other administrative and office expenses totaling $89,214. Research and development expenses includes costs incurred from UCLA pursuant to two (2) Sponsored Research Agreements effective May 2021 and July 2022.

As a result of the foregoing, the Company generated a net loss of $3,418,574 for the year ended December 31, 2023.

Year ended December 31, 2022

The Company did not generate any revenues for the year ended December 31, 2022.

For the year ended December 31, 2022, the Company’s operating expenses consisted of general and administrative expenses totaling $529,368 and research and development expenses totaling $160,256. General and administrative costs were comprised of consulting fees of $285,833 paid to related parties pursuant to Independent Contractor Agreements, other consulting fees of $18,750, legal and professional fees of $70,707, non-cash stock option expense of $62,174 and other administrative and office expenses totaling $91,904. Research and development expenses include $143,625 paid to UCLA pursuant to a Sponsored Research Agreement effective May 2021.

As a result of the foregoing, the Company generated a net loss of $395,898 for the year ended December 31, 2022.

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Liquidity and Capital Resources

Sources of Liquidity

We have incurred significant net losses since inception. We expect to continue to incur significant and increasing expenses and net losses for the foreseeable future, as we advance product candidates through preclinical and clinical development, seek regulatory approval for product candidates, maintain and expand our intellectual property portfolio and hire additional research and development and business personnel. As of December 31, 2023, we had cash of $138,209 and an accumulated deficit of $4,935,400.

We have financed our operations primarily through issuances of our common and preferred stock. From Inception through December 31, 2023, we issued 200,000 shares of Series A Preferred Stock for cash proceeds of $2 million, 50,000 shares of Series B Preferred Stock for cash proceeds of $500,000, and 468,133 shares of Common Stock for cash proceeds of $704,114 and receivables of $40,756. The Company plans to continue to raise additional capital through crowdfunding offerings, equity issuances, or any other methods available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Cash Flows

The following table summarizes our cash flows for the period indicated.

	Year Ended December 31, 2023	Year Ended December 31, 2022

Cash used in operating activities	$(1,668,653)	$(636,372)
Cash flows used in investing activities	-	(2,979)
Cash flows provided by financing activities	1,204,114	-

Net decrease in cash	$(464,539)	$(639,351)

Operating Activities

Net cash used in operating activities for the year ended December 31, 2023 was $1,668,653, comprised of our net loss of $3,418,574 and an increase in deferred offering costs of $51,750, partially offset by non-cash expenses of $123,905, a decrease in prepaid expenses of $2,212 and deposits of $2,500 and an increase in accounts payable of $1,673,054.

Net cash used in operating activities for the year ended December 31, 2022 was $636,372, comprised of our net loss of $689,624 and increase in prepaid expenses of $16,358 and deposits of $2,500, partially offset by an increase in accounts payable of $9,390 and non-cash expenses totaling $62,720.

Investing Activities

During the year ended December 31, 2023, we had no cash provided from or used in investing activities.

During the year ended December 31, 2022, we used cash of $2,979 in investing activities, comprised of purchase of property and equipment of $2,979.

Financing Activities

During the year ended December 31, 2023, we received proceeds of $704,114 from the issuance of common stock and $500,000 from the issuance of Series B Preferred Stock.

During the year ended December 31, 2022, we had no cash provided from or used in financing activities

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Item 3. Directors and Officers

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Date Appointed to Current Position

Ryan Davies	Chairman of the Board	51	10/01/2021
Carla Miller	Controller and Director	55	8/20/2021
Byron Elton	Chief Executive Officer, President and Director	69	12/16/2022

Ryan Davies is the Chairman of our Board of Directors and has served in this role since October 1, 2021. Prior to joining CancerVax, Mr. Davies served as the chief executive officer of Curza, a drug development company with multiple drug classes in the pre-clinical stage of development, including ribosomal antibiotic that targets gram negative bacteria and an anti-biofilm antibiotic targeting chronic infections and antibiotic resistant bacterial infections. Mr. Davies also co-founded Advanox, the developer of a proprietary, nitric oxide-based topical formulation used to facilitate wound healing, and Purgo Scientific, a medical device company that delivers sustained and targeted medicines during orthopedic surgery. Mr. Davies holds a degree in business management from Ricks College and a degree in political science from Brigham Young University.

Carla Miller has served as our director since August 2021 and was appointed as our Controller on February 1, 2024. Ms. Miller is an accounting and business manager with years of experience working for and consulting to technology and financial services companies. Since 2009, she has been the Business Manager of Digital Locations, Inc., a publicly traded company focused on wireless communication. Prior to that, she was an Accounting Manager at Hub International Insurance, a provider of property, casualty, risk management, life and health, employee benefits, investment, and wealth management products and services across North America. Ms. Miller graduated from Platt College in St. Joseph, MO where she studied Accounting and Business Management.

Byron Elton has served as our director since December 16, 2022 and our President and CEO since February 1, 2024. Mr. Elton is an experienced media and marketing executive with a proven record in pioneering new business development strategies and building top-flight marketing organizations. Since June 2018, he has been President of Elton Enterprises, Inc., which is involved in the wellness, fitness and health sectors. Mr. Elton is also the owner of certain StretchLab franchises. He is a co-founder since June 2017 of Pardue Associates, operating monsho, a brand-centric, creative communications agency focused on delivering results. From 2013 to 2017, Mr. Elton was a partner of Clear Search, an executive search firm. Prior to that, from 2009 until 2013, Mr. Elton served as President and Chief Executive Officer of Carbon Sciences, Inc., a cleantech company developing a technology to convert earth destroying carbon dioxide into a useful form. Mr. Elton previously served as Senior Vice President of Sales for Univision Online from 2007 to 2008. Mr. Elton also served for eight years as an executive at AOL Media Networks from 2000 to 2007, where his assignments included Regional Vice President of Sales for AOL and Senior Vice President of E-Commerce for AOL Canada. His broadcast media experience includes leading the ABC affiliate in Santa Barbara, California from 1995 to 2000 and the CBS affiliate in Monterrey, California from 1998 to 1999, in addition to serving as President of the Alaskan Television Network from 1995 to 1999. Mr. Elton studied Advertising and Marketing Communications at Brigham Young University.

18

COMPENSATION OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN SIGNIFICANT EMPLOYEES

For the fiscal year ended December 31, 2023 and 2022, we compensated our three highest-paid directors, executive officers and certain significant employees as follows:

Name and Position	Year Ended	Cash compensation ($)	Other compensation ($)		Total compensation ($)
Carla Miller, Controller and Director (1)	12/31/2023	$30,000	$552	(4)	$30,552
	12/31/2022	$30,000	$552	(4)	$30,552
Ryan Davies, Chairman of the Board (2)	12/31/2023	$288,542	$91,656	(5)	$380,198
	12/31/2022	$255,833	$61,306	(5)	$317,139
Byron Elton, Chief Executive Officer (3)	12/31/2023	$180,000	$8,886	(6)	$188,886
	12/31/2022	$-	$316	(6)	$316

(1) Carla Miller served as the Company’s sole director, interim president, treasurer and secretary from August 20, 2021 to September 30, 2021. She still serves as a director for the Company and was appointed as the Controller on February 1, 2024.

(2) On October 1, 2021, Ryan Davies was appointed by the board of directors to serve as the president, treasurer and secretary and elected to serve as Chairman of the Board of Directors. On February 1, 2024, he resigned all officer positions but will continue to serve as the Chairman of the Board of Directors.

(3) On February 1, 2024, Byron Elton was appointed as the Chief Executive Officer of the Company.

(4) On October 25, 2021, the Company granted Carla Miller non-qualified stock options to purchase 31,500 shares of Common Stock at an exercise price of $0.08. The option shall vest over a 36-month period from the grant date, at a rate of 875 options vested each month.

(5) On October 1, 2021, Ryan Davies was granted an option to purchase up to 3,150,000 shares of common stock for an exercise price of $0.08. The option vests over a 36-month period from the Grant Date, with 525,000 options vested at the end of month 6, and 87,500 options vested at the end of each month from the end of month 7 through the end of month 36. On November 1, 2022, Ryan Davies was granted, pursuant to his annual bonus, an option to purchase up to 2,077,500 shares of common stock for an exercise price of $0.08. The new option vests over a 36-month period from the Grant Date, with 57,708 options vesting at the end of each month. Although Mr. Davies resigned his position as an officer of the Company on February 1, 2024, his options will continue to vest for as long as he serves as Chairman of the Board.

(6) On December 16, 2022, the Company granted Byron Elton non-qualified stock options to purchase 108,000 shares of common stock for an exercise price of $0.08. The option vests over a 36-month period from the Grant Date, with 18,000 options vested at the end of month 6, and 3,000 options vested at the end of each month from the end of month 7 through the end of month 36. On February 7, 2023, the Company granted Byron Elton non-qualified stock options to purchase 500,000 shares of common stock for an exercise price of $0.08. The option vests over a 36-month period from the Grant Date, with 83,360 options vested at the end of month 6, and 13,888 options vested at the end of each month from the end of month 7 through the end of month 36.

Item 4: Security Ownership of Management and Certain Securityholders

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets out, as of April 23, 2024, the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the Company’s voting securities or having the right to acquire those securities. The table summarizes shares as “beneficial ownership”, and vested options as “beneficial ownership acquirable”.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable			Percent of class (2)
Carla Miller (1)	Common Stock	62,500	27,125	(3	)(6)	14.75%
Ryan Davies (1)	Common Stock	-	3,896,452	(4	)(6)	87.03%
Byron Elton (1)	Common Stock	-	276,222	(5	)(6)	32.24%
Gregory Boden (7)	Common Stock		65,000			11.19%
Bountiful Capital, LLC	Series A Preferred Stock (8)	200,000	-			100%
	Series B Preferred Stock (9)	5,000	-			100%

(1) c/o CancerVax, Inc., 351 Paseo Nuevo, Floor 2, Santa Barbara, CA 93101

19

(2) The calculation in this column is based upon 580,633 shares of common stock outstanding on April 23, 2024. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the subject securities. Shares of common stock that are currently exercisable or exercisable within 60 days of April 23, 2024 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage beneficial ownership of such person, but are not treated as outstanding for the purpose of computing the percentage beneficial ownership of any other person.

(3) On October 25, 2021, the Company granted Carla Miller non-qualified stock options to purchase 31,500 shares of Common Stock at an exercise price of $0.001. The option shall vest over a 36-month period from the grant date, at a rate of 875 options vested each month.

(4) Mr. Davies currently serves as the Chairman of the Board of Directors. On October 1, 2021, Ryan Davies was granted an option to purchase up to 3,150,000 shares of common stock for an exercise price of $0.08. The option vests over a 36-month period from the Grant Date, with 525,000 options vested at the end of month 6, and 87,500 options vested at the end of each month from the end of month 7 through the end of month 36. On November 1, 2022, Ryan Davies was granted, pursuant to his annual bonus, an option to purchase up to 2,077,500 shares of common stock for an exercise price of $0.08. The new option vests over a 36-month period from the Grant Date, with 57,708 options vesting at the end of each month. Although Mr. Davies resigned his position as an officer of the Company on February 1, 2024, his options will continue to vest for as long as he serves as Chairman of the Board.

(5) Mr. Elton currently serves as the Chief Executive Officer of the Company. On December 16, 2022, the Company granted Byron Elton non-qualified stock options to purchase 108,000 shares of common stock for an exercise price of $0.08. The option vests over a 36-month period from the Grant Date, with 18,000 options vested at the end of month 6, and 3,000 options vested at the end of each month from the end of month 7 through the end of month 36. On February 7, 2023, the Company granted Byron Elton non-qualified stock options to purchase 500,000 shares of common stock for an exercise price of $0.08. The option vests over a 36-month period from the Grant Date, with 83,360 options vested at the end of month 6, and 13,888 options vested at the end of each month from the end of month 7 through the end of month 36.

(6) This calculation includes shares acquirable through the exercise of vested nonqualified stock options plus stock options that will vest within sixty days of the filing date of this Form 1-K.

(7) In addition to the common shares in his personal name, Greg Boden holds voting and investment control over the Series A Preferred Stock and the Series B Preferred Stock owned by Bountiful Capital, LLC.

(8) In March 2021, the Company issued 200,000 shares of Series A Preferred Stock to Bountiful Capital, LLC for a total purchase price of $2,000,000. The Series A Preferred Stock are convertible into the Company’s Common Stock at a fixed conversion ratio of 125 shares of Common Stock for one share of Series A Preferred Stock. The holder of the Series A Preferred Stock is also party to an Investor Rights Agreement with the Company that allows the investor to have certain registration rights, including the ability to demand the Company register the shares via Form S-1 or Form S-3 at the Company’s expense, or the ability to include the investor’s shares on a registration statement that is voluntarily being filed by the Company. Series A Preferred Stock is non-voting securities and the shareholder is prohibited from beneficially owning more than 4.99% of our voting common stock, unless 61-days of prior written notice is provided to the Company by the shareholder with its election to waive that limitation. The individual with voting and investment control over Bountiful Capital, LLC is Greg Boden. The address of record for Bountiful Capital, LLC is 297 Kingsbury Grade, Suite 100 Mb 4470, State Line, Nevada 89449.

(9) In October 2023, the Company issued 5,000 shares of Series B Preferred Stock to Bountiful Capital, LLC for a total purchase price of $500,000. The Series B Preferred Stock is convertible into the Company’s Common Stock at a fixed conversion price of $1.00 per share of Common Stock based on the initial purchase price of the Series B Preferred Stock. Series B Preferred Stock is non-voting securities and the shareholder is prohibited from beneficially owning more than 4.99% of our voting common stock. The address of record for Bountiful Capital, LLC is 297 Kingsbury Grade, Suite 100 Mb 4470, State Line, Nevada 89449. The individual with voting and investment control over Bountiful Capital, LLC is Greg Boden.

Item 5. Interest of Management and Others in Certain Transactions

SEC rules require us to disclose any transaction since the beginning of our last fiscal year and for the two fiscal years preceding our last fiscal year, or any currently proposed transaction in which we are a participant in which the amount involved exceeded or will exceed $120,000 and in which any related person has or will have a direct or indirect material interest. A related person is any executive officer, director, nominee for director, or holder of 5% or more of our Common Stock, or an immediate family member of any of those persons

20

During the years ended December 31, 2023 and 2022, the Company paid consulting fees of $0 and $255,833, respectively, to Cymru Ventures, a company owned by its then-President and Chief Executive Officer, Ryan Davies. Mr. Davies was appointed to his management positions effective October 1, 2021.

On October 1, 2021, the Company granted Mr. Davies non-qualified options to purchase 3,150,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire October 1, 2031.

On November 1, 2022, the Company granted Mr. Davies non-qualified options to purchase 2,077,500 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire November 1, 2032.

Mr. Davies resigned from his officer positions effective as of February 1, 2024 and currently serves as the Chairman of the Board. The Company shall continue to pay Mr. Davies a monthly salary of $23,085 for a minimum of six months and agreed that Mr. Davies non-qualified stock option agreements shall continue in full force and effect while Mr. Davies serves as the Chairman of the Board of Directors.

On December 16, 2022, the Company granted a director non-qualified options to purchase 108,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire December 16, 2032.

On February 7, 2023, the Company granted a director non-qualified options to purchase 500,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire February 7, 2033.

During the years ended December 31, 2023 and 2022, the Company paid consulting fees of $30,000 and $30,000, respectively, to Carla Miller, a director. On October 25, 2021, the Company granted Ms. Miller non-qualified options to purchase 31,500 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire October 1, 2031.

Item 6. Other Information

None.

21

Item 7. Financial Statements

CancerVax, Inc.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of CancerVAX, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of CancerVAX, Inc. (the Company) as of December 31, 2023 and 2022 the related statements of operations, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered a net loss from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are discussed in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB .

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Stock-based Compensation

As discussed in Note 9 to the financial statements, the Company issues equity based awards in accordance with ASC 718, Compensation. Auditing management’s calculation of the fair value of equity based awards can be a significant judgment given the fact that the Company uses management estimates on various inputs to the calculation. Other less complex equity awards are based upon the closing market price.

To evaluate the appropriateness of the fair value determined by management, we examined and evaluated the inputs management used in calculating the fair value of the equity-based award. We also ensured that the Company properly used the correct closing market price for other equity-based awards.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC

We have served as the Company’s auditor since 2022

The Woodlands, Tx

May 1, 2024

F-2

CancerVax, Inc.

Balance Sheets

	December 31,	December 31,
	2023	2022
Assets

Current assets:
Cash	$138,209	$602,748
Prepaid expenses	14,146	16,358
Deferred offering costs	51,750	-

Total current assets	204,105	619,106

Long-term assets:
Property and equipment, net	1,837	2,433
Deposits	-	2,500

Total assets	$205,942	$624,039

Liabilities, Mezzanine and Stockholders’ Deficit

Current liabilities:
Accounts payable and accrued liabilities	$1,684,944	$11,890

Total liabilities	1,684,944	11,890

Mezzanine:
Series A preferred stock, $0.001 par value, 200,000 shares authorized, issued and outstanding	2,000,000	2,000,000
Series B preferred stock, $0.001 par value, 50,000 shares authorized, issued and outstanding	500,000	-

Commitments and contingencies	-	-

Stockholders’ deficit:
Common stock, $0.001 par value, 10,000,000,000 shares authorized, 580,633 and 112,500 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	581	113
Additional paid-in capital	955,817	128,862
Accumulated deficit	(4,935,400)	(1,516,826)

Total stockholders’ deficit	(3,979,002)	(1,387,851)

Total liabilities, mezzanine and stockholders’ deficit	$205,942	$624,039

See accompanying notes to financial statements

F-3

CancerVax, Inc.

Statements of Operations

	Years ended December 31,
	2023	2022

Revenues	$-	$-

Operating expenses:
General and administrative expenses	1,500,469	529,368
Research and development	1,918,105	160,256

Total operating expenses	3,418,574	689,624

Loss from operations before income taxes	(3,418,574)	(689,624)

Provision for income taxes	-	-

Net loss	$(3,418,574)	$(689,624)

Weighted average number of common shares outstanding	244,603	112,500

Net loss per common share, basic and diluted	$(13.98)	$(6.13)

See accompanying notes to financial statements

F-4

CancerVax, Inc.

Statements of Stockholders’ Deficit

For the years Ended December 31, 2023 and 2022

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance, December 31, 2021	200,000	$2,000,000	-	$-	112,500	$113	$66,688	$(827,202)	$(760,401)

Related party stock option expense	-	-	-	-	-	-	62,174	-	62,174

Net loss	-	-	-	-	-	-	-	(689,624)	(689,624)

Balance, December 31, 2022	200,000	2,000,000	-	-	112,500	113	128,862	(1,516,826)	(1,387,851)

Related party stock option expense	-	-	-	-	-	-	101,094	-	101,094

Stock option expense	-	-	-	-	-	-	22,215	-	22,215

Sale of common stock for cash	-	-	-	-	468,133	468	703,646	-	704,114

Issuance of Series B preferred stock to a related party for cash	-	-	5,000	500,000	-	-	-	-	-

Net loss	-	-	-	-	-	-	-	(3,418,574)	(3,418,574)

Balance, December 31, 2023	200,000	$2,000,000	5,000	$500,000	580,633	$581	$955,817	$(4,935,400)	$(3,979,002)

See accompanying notes financial statements.

F-5

CancerVax, Inc.

Statements of Cash Flows

	Years ended December 31,
	2023	2022

Cash flows from operating activities:
Net loss	$(3,418,574)	$(689,624)
Adjustments to reconcile net loss to net cash used in operating activities:
Related party stock option expense	101,094	62,174
Stock option expense	22,215	-
Depreciation expense	596	546
Changes in operating assets and liabilities:
(Increase) decrease in prepaid expenses	2,212	(16,358)
(Increase) decrease in deferred offering costs	(51,750)	-
(Increase) decrease in deposits	2,500	(2,500)
Increase (decrease) in accounts payable and accrued liabilities	1,673,054	9,390

Net cash used in operating activities:	(1,668,653)	(636,372)

Cash flows from investing activities:
Purchase of property and equipment	-	(2,979)

Net cash used in investing activities	-	(2,979)

Cash flows from financing activities:
Proceeds from the issuance of common stock	704,114	-
Proceeds from the issuance of Series B preferred stock to a related party	500,000	-

Net cash provided by financing activities	1,204,114	-

Net increase (decrease) in cash	(464,539)	(639,351)
Cash at the beginning of the year	602,748	1,242,099

Cash at the end of the period	$138,209	$602,748
Supplemental disclosure:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

See accompanying notes to financial statements

F-6

CancerVax, Inc.

Notes to Financial Statements

For the years Ended December 31, 2023 and 2022

NOTE 1 – THE COMPANY AND NATURE OF BUSINESS

CancerVax, Inc. (the “Company”) was incorporated in the state of Nevada on March 26, 2021.

The Company is a pre-clinical biotechnology company developing a universal cancer vaccine that uses the body’s immune system to fight cancer. Currently, many conventional cancer immunotherapies are based on finding protein markers or mechanisms that are naturally expressed in cancer cells and then developing custom antibodies or immune cells to target those specific protein markers for cell destruction. The main challenge with this conventional approach is that the natural protein markers often appear in healthy cells as well as cancer cells. As a result, any treatment targeting those natural markers may also affect healthy cells. We seek to engineer a single non-naturally occurring protein marker for all cancer cells to express, and then vaccinate against this non-naturally occurring marker. In effect, we intend to use this non-naturally occurring protein marker to enable the immune system to target only cancer cells, while leaving normal, healthy cells unaffected.

This universal cancer vaccine approach is currently in the conceptual stage. We filed a provisional patent application in October 2021, and the pre-clinical research for this project is being done at the UCLA Jonsson Comprehensive Cancer Center through a sponsored research agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the Company’s management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and these differences may be material. Material management estimates include the grant date value of the stock options which is recognized as an expense over the period in which the stock options vest.

Cash and Cash Equivalents

We consider highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents with large commercial banks. The Federal Deposit Insurance Corporation (“FDIC”) insures these balances, up to $250,000. Of the Company’s cash balance as of December 31, 2022, $352,748 was not insured. As of December 31, 2023 and December 31, 2022, there were no cash equivalents.

F-7

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over an estimated useful life of the asset.

Mezzanine

Series A and Series B preferred stock that contains certain default provisions requiring mandatory cash redemption that are outside the control of the Company is recorded at its face value as Mezzanine in the accompanying balance sheet.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the value of the award granted using either the Black-Scholes option pricing model or a multinomial lattice model based on projections of various potential future outcomes and recognized over the period in which the award vests. For stock awards no longer expected to vest, any previously recognized stock compensation expense is reversed in the period of termination. Stock-based compensation expense is included in general and administrative expenses.

Research and Development

Research and development expenses are expensed as incurred and totaled $1,918,105 and $160,256 for the years ended December 31, 2023 and 2022, respectively.

Advertising and Marketing

Advertising and marketing expenses are expensed as incurred and totaled $636,020 and $13,200 for the years ended December 31, 2023 and 2022, respectively.

Trademark and Patents

Costs and expenses to prepare and file applications for trademark and patents are expensed as incurred and included in general and administrative expenses. Such expenses totaled $0 and $2,240 for the years ended December 31, 2023 and 2022, respectively.

Income Taxes

No provision for income taxes has been recorded in the accompanying financial statements due to the net loss of the Company through December 31, 2023.

We account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2023 and 2022, the deferred tax asset was fully offset by a 100% valuation allowance.

F-8

Income (Loss) per Share

Basic net income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding. Diluted net income or loss per common share is computed by dividing net income or loss by the sum of the weighted average number of common shares outstanding and the dilutive potential common share equivalents then outstanding. Potential dilutive common share equivalents consist of shares issuable upon the conversion of Series A and Series B Preferred Stock and exercise of outstanding stock options to acquire common stock, using the treasury stock method and the average market price per share during the period. Potential dilutive common share equivalents totaled 4,505,953,346 and 2,005,398,250 shares for the years ended December 31, 2023 and 2022, respectively.

For the years ended December 31, 2023 and 2022, potential common share equivalents are anti-dilutive; therefore, basic net loss per common share is the same as diluted net loss per share.

Recent Accounting Pronouncements

The Company does not believe any recently issued accounting pronouncements has had or will have a material impact on its financial position or results of operations.

NOTE 3 – GOING CONCERN UNCERTAINTY

The Company was recently formed and has limited operating history. During the year ended December 31, 2023, the Company used net cash of $1,668,653 in operations and as of December 31, 2023, had an accumulated deficit of $4,935,400. The uncertainties surrounding the successful implementation of the Company’s business plan, including obtaining sufficient financing moving forward, raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The ability of the Company to reach a successful level of operations is dependent on the execution of management’s plans, which include the raising of capital through the debt and/or equity markets, until such time that funds provided by operations are sufficient to fund working capital requirements. If the Company were not to continue as a going concern, it would likely not be able to realize its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the financial statements.

There can be no assurances that the Company will be successful in attaining a profitable level of operations or in generating additional cash from the equity/debt markets or other sources fund its operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary. Should the Company not be successful in its business plan or in obtaining the necessary financing to fund its operations, the Company would need to curtail certain or all operational activities and/or contemplate the sale of its assets, if necessary.

F-9

NOTE 4. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2023 and 2022, the Company paid consulting fees of $0 and $255,833, respectively (see Note 8), to Cymru Ventures, a company owned by its President and Chief Executive Officer, Ryan Davies. Mr. Davies was appointed to his management positions effective October 1, 2021.

On October 1, 2021, the Company granted Mr. Davies non-qualified options to purchase 3,150,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire October 1, 2031. Stock option expense of $55,236 was recorded for these options during the years ended December 31, 2023 and 2022, respectively.

On November 1, 2022, the Company granted Mr. Davies non-qualified options to purchase 2,077,500 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire November 1, 2032. Stock option expense of $36,420 and $6,070 was recorded for these options during the years ended December 31, 2023 and 2022.

The Independent Contractor Agreement of Mr. Davies effective October 21, 2021 (see Note 8) was terminated effective December 31, 2022. Effective January 1, 2023, the Company and Ryan Davies, President and Chief Executive Officer entered into an employment agreement pursuant to which Mr. Davies agreed to receive an annual salary of $277,000, payable monthly at $23,083. The agreement provided a bonus based on milestones to be determined by the Company’s Board of Directors. The agreement may be terminated at any time by either party upon written notice. If employment is terminated by the Company without cause, the Company shall pay Mr. Davies a severance amount equal to six months of base salary. During the year ended December 31, 2023 wages of $288,542 were paid to Mr. Davies. Effective as of February 1, 2024, Mr. Davies resigned as CEO of the Company but continues to serve as Chairman of the Board.

On December 16, 2022, the Company granted Byron Elton, a member of the Company’s Board of Directors, non-qualified options to purchase 108,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire December 16, 2032. Stock option expense of $1,580 and $316 was recorded for these options during the years ended December 31, 2023 and 2022.

On February 7, 2023, the Company granted Byron Elton, a member of the Company’s Board of Directors, non-qualified options to purchase 500,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire February 7, 2033. Stock option expense of $7,306 was recorded for these options during the year ended December 31, 2023.

On April 1, 2023, the Company and Byron Elton, Chief Marketing Officer entered into an employment agreement pursuant to which Mr. Elton will receive an annual salary of $240,000, payable monthly at $20,000. The agreement may be terminated at any time by either party upon written notice. During the year ended December 31, 2023 wages of $180,000 were paid to Mr. Elton.

During the years ended December 31, 2023 and 2022, the Company paid consulting fees of $30,000 and $30,000, respectively (see Note 8), to Carla Miller, a stockholder. On October 25, 2021, the Company granted Ms. Miller non-qualified options to purchase 31,500 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire October 1, 2031. Stock option expense of $552 was recorded for these options during the years ended December 31, 2023 and 2022, respectively.

In October 2023, the Company issued 5,000 Series B preferred shares to an institutional investor and related party for cash of $500,000 (see Note 6).

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NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2023 and December 31, 2022 is comprised of the following:

	Estimated Useful Life (years)	December 31, 2023	December 31, 2022
Computer equipment	5	$2,979	$2,979
Accumulated depreciation		(1,142)	(546)

Net		$1,837	$2,433

Total depreciation expense for the years ended December 31, 2023 and 2022, was $596 and $546, respectively, all of which was recorded in our general and administrative expenses on our statement of operations.

NOTE 6. MEZZANINE

The Company has 50,000,000 authorized shares of $0.001 par value per share preferred stock.

Series A Preferred Stock

During the year ended December 31, 2021, our Board of Directors approved the designation of 200,000 of the Company’s shares of preferred stock as Series A Preferred Stock. In March 2021, the Company issued 200,000 Series A preferred shares to Bountiful Capital, LLC, an institutional investor for cash of $2,000,000. The Company had 200,000 Series A preferred shares issued and outstanding as of December 31, 2023 and December 31, 2022.

The Series A preferred stock is recorded at its face value of $10 per share or a total face value of $2,000,000 as of December 31, 2023 and December 31, 2022. The preferred stock is convertible into shares of the Company’s common stock at a ratio of 10,000 shares of common stock for each share of Series A preferred stock. The Series A preferred stock has no voting rights.

The holders of the Series A preferred stock shall be entitled to receive dividends pari passu with holders of the Company’s common stock and shall be entitled to a liquidation preference, as defined in the Certificate of Designation, equal to the stated value of $10 per Series A preferred stock.

According to the terms of the Series A preferred stock, upon the sale of all or substantially all of the Company’s assets, any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization resulting in a change of ownership control, a liquidation, dissolution or winding up shall be deemed to occur. This change of control provision requires the Series A preferred stock to be classified as mezzanine in the accompanying balance sheet.

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Series B Preferred Stock

During the year ended December 31, 2023, our Board of Directors approved the designation of 50,000 of the Company’s shares of preferred stock as Series B Preferred Stock. In October 2023, the Company issued 5,000 Series B preferred shares to Bountiful Capital, LLC, an institutional investor for cash of $500,000. Due to the individual with voting and investment control over Bountiful Capital, LLC owning more than 10% of the Company’s common stock at this time of this transaction, Bountiful Capital, LLC is considered a related party. The Company had 5,000 and 0 Series B preferred shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively.

The Series B preferred stock is recorded at its face value of $100 per share or a total face value of $500,000 and $0 as of December 31, 2023 and December 31, 2022, respectively. The preferred stock is convertible into shares of the Company’s common stock at a ratio of $1 per share of common stock. The Series B preferred stock has no voting rights.

The holders of the Series B preferred stock shall be entitled to receive dividends pari passu with holders of the Company’s common stock and shall be entitled to a liquidation preference, as defined in the Certificate of Designation, equal to the stated value of $100 per Series B preferred stock.

According to the terms of the Series B preferred stock, upon the sale of all or substantially all of the Company’s assets, any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization resulting in a change of ownership control, a liquidation, dissolution or winding up shall be deemed to occur. This change of control provision requires the Series B preferred stock to be classified as mezzanine in the accompanying balance sheet.

NOTE 7. STOCKHOLDERS’ EQUITY

Common Stock

The Company has 10,000,000,000 authorized shares of $0.001 par value per share common stock, of which 580,633 and 112,500 shares were issued and outstanding as of December 31, 2023 and December 31, 2022, respectively. Effective March 27, 2023, the Company amended its Articles of Incorporation to increase authorized shares from 6,000,000,000 to 10,000,000,000.

On January 24, 2022, the Company effected a 1:80 reverse split of its common shares. The accompanying financial statements and notes thereto have been adjusted to give retroactive effect to the reverse stock split.

During the year ended December 31, 2023, through the use of an equity crowdfunding platform, the Company sold 459,801 shares of common stock for gross proceeds of $833,264. In conjunction with the sale of the shares the Company issued 8,332 shares of common stock as a commission to the equity crowdfunding platform and paid offering and other costs directly related to the offering of $88,394. These costs were charged against the gross proceeds from the offering. As of December 31, 2023, we collected a net $704,114 while the remaining amount due to us of $40,756 was recorded as a reduction to Additional Paid in Capital on the Balance Sheet and will be collected within 120 days of the close of the offering.

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NOTE 8. COMMITMENTS AND CONTINGENCIES

Independent Contractor Agreements

Effective October 1, 2021, the Company entered into an Independent Contractor Agreement with Ryan Davies, its then-Chief Executive Officer (and current Chairman), pursuant to which he is to be paid $10,500 for the month of October 2021 and $21,000 per month thereafter, paid in equal installments twice each month. The agreement also allows for reimbursement to Mr. Davies of certain office expenses. The agreement has an initial term of six months with automatic six-month renewal periods unless terminated by either party in accordance with terms of the agreement. During the year ended December 31, 2022, Mr. Davies was paid fees and expense reimbursements under the Independent Contractor Agreement totaling $126,000. Effective December 31, 2022, Mr. Davies’ Independent Contractor Agreement was terminated and Mr. Davies entered into an employment agreement pursuant to which Mr. Davies will receive an annual salary of $277,000, payable monthly at $23,083. The agreement provides a bonus based on milestones to be determined by the Company’s Board of Directors. The agreement may be terminated at any time by either party upon written notice. If employment is terminated by the Company without cause, the Company shall pay Mr. Davies a severance amount equal to six months of base salary.

Effective April 1, 2021, the Company entered into an Independent Contractor Agreement with Carla Miller, its Office Manager, and a shareholder, pursuant to which she is to be paid monthly compensation of $2,500. During the years ended December 31, 2023 and 2022, Ms. Miller was paid fees totaling $30,000 and $30,000, respectively. The agreement has an initial term of one year with automatic one-year renewal periods unless terminated by either party with 30 days written notice.

Sponsored Research Agreements

Effective May 12, 2021, the Company (the “Sponsor”) and the University of California Los Angeles (“UCLA”) entered into a Sponsored Research Agreement (the “First Sponsored Research Agreement”) to undertake gene therapy studies under which Sponsor will fund research at UCLA and UCLA will grant Sponsor certain rights with respect to inventions and discoveries resulting from the research. The cost for the First Sponsored Research Agreement (UCLA Case No. 2021-146) was $574,501, all of which has been paid by the Company as of February 1, 2022. During the year ended December 31, 2022, the Sponsor paid UCLA the fourth and final installment of $143,625. These payments have been included in research and development expense in the accompanying statements of operations.

In July 2022, the Company executed a Sponsored Research Agreement (the “Second Sponsored Research Agreement “) with the Regents of the University of California (the “Regents”) to research and develop a universal cancer vaccine platform allowing vaccinated cancer cells to express an engineered antigen that can be recognized by an immunotherapy or other targeted agents offering new treatment possibilities across the cancer landscape.

The research program with the Regents, which is currently being conducted at UCLA, commenced on July 15, 2022 and has been extended through the end of June 2024 with the option to extend through the end of the year at no additional cost, under the direction of the Principal Investigator, Dr. Steven Jonas from the Department of Pediatrics, Hematology & Oncology, Dr. Satiro De Olivera specializing in pediatric hematologic malignancy and Dr. Christopher Seet with a specialty in the treatment of hematologic malignancies, including hematopoietic stem cell transplantation, cellular therapy and clinical trials of novel therapeutics.

The Second Sponsored Research Agreement is effective for two years after the effective date; at such time, the Research Agreement will expire unless extended by mutual written consent of both parties. The Second Sponsored Research Agreement may be terminated by either party at any time upon 30 days’ written notice to the other party, regardless of whether the Research Project has been completed. In addition, in the event of a material breach of the Research Agreement by a party, the non-breaching party may terminate the Research Project and the Research Agreement immediately upon written notice to the breaching party. As of December 31, 2023, the Company has paid $269,136 of the total $2,197,593 due over the term of the Second Sponsored Research Agreement. As of December 31, 2023, the Company recorded $1,648,198 as amounts due to the Regents under the Second Sponsored Research Agreement and the remaining $280,259 will become due in March 2024.

There are no additional milestones or other payments due at this time.

Evaluation License and Option Agreement

Effective July 1, 2022, the Company and the Regents of the University of California (“Regents”) entered into an Evaluation License and Option Agreement (“Option Agreement”). Pursuant to the Option Agreement, the Regents granted the Company an evaluation license to evaluate the inventions claimed in certain patent rights owned by the Regents to determine Optionee’s interest in acquiring certain commercialization rights to the patents. In addition, the parties agreed to enter into a Second Sponsored Research Agreement with UCLA. The term of the Option agreement is 24 months, subject to termination by the Regents at any time, and may be extended as agreed in writing. During the year ended December 31, 2022, the Company paid the Regents an option issue fee of $3,000 on the effective date, which was recorded as research and development expense. During the years ended December 31, 2023 research and development fees paid to the Regents totaled $570.

Legal Proceedings

The Company may be subject to legal proceedings and claims arising from contracts or other matters from time to time in the ordinary course of business. Management is not aware of any pending or threatened litigation where the ultimate disposition or resolution could have a material adverse effect on its financial position, results of operations or liquidity.

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NOTE 9. STOCK OPTIONS AND WARRANTS

On February 7, 2023, the Company granted a consultant non-qualified options to purchase 108,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire February 7, 2033. Stock option expense of $1,578 was recorded for these options during the year ended December 31, 2023.

On August 1, 2023, the Company granted a consultant non-qualified options to purchase 100,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire August 1, 2033. Stock option expense of $20,637 was recorded for these options during the year ended December 31, 2023.

As of December 31, 2023 and December 31, 2022, the Company had granted non-qualified stock options exercisable for a total of 6,075,000 and 5,367,000 shares of common stock, respectively to its officers, directors, and consultants. See above and Note 4.

A summary of the Company’s stock options as of December 31, 2023 and December 31, 2022, is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (Years)	Aggregate Intrinsic Value

Outstanding at December 31, 2021	3,181,500	$0.08
Granted	2,185,500	$0.08
Exercised	-	$-
Forfeited or expired	-	$-

Outstanding as of December 31, 2022	5,367,000	$0.08
Granted	708,000	$0.08
Exercised	-	$-
Forfeited or expired	-	$-

Outstanding as of December 31, 2023	6,075,000	$0.08	8.32	$10,755,000

Exercisable as of December 31, 2023	3,321,662	$0.08	8.11	$5,958,992

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the estimated market value of our common stock of $1.88 as of December 31, 2023 and December 31, 2022, which would have been received by the holders of in-the-money options had the holders exercised their options as of that date.

Grant date fair value of the stock options was calculated using a modified Black Scholes option pricing model. The grant date fair value is recognized as an expense over the term of the options as they vest or on a straight-line basis. During the years ended December 31, 2023 and 2022, stock option expense of $123,308 and $62,174, respectively, was recognized and included in general and administrative expenses. Unrecognized stock option expense was $300,654 as of December 31, 2023.

The significant assumptions used in the calculation of grant date fair value of the non-qualified stock options are as follows:

Expected term	Midpoint between vesting date and expiration date
Risk free interest rate	1.05 – 4.50%
Expected volatility	77.09 – 100.35%
Stock price per share	$0.08-$1.88

Effective September 25, 2021, a non-related party purchased a pre-funded common stock purchase warrant for $2,500. The purchaser was entitled at any time on or after September 25, 2023 to subscribe for and purchase up to 31,250 common shares of the Company at an exercise price of $0.08 per share. The warrant contained a cashless exercise feature as defined in the warrant agreement and expired without being exercised.

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NOTE 10. SUBSEQUENT EVENTS

Management has evaluated subsequent events according to the requirements of ASC TOPIC 855 and has disclosed the following:

Promissory Notes

Subsequent to December 31, 2023, the Company entered four promissory notes with the same lender for total borrowings of $760,000. The notes mature one year after they were entered and bear interest at a rate of 5% per year.

Stock Options

On February 8, 2024, the Company granted a consultant, non-qualified options to purchase 500,000 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire February 8, 2034.

Change in Management

Mr. Davies resigned from his officer positions effective as of February 1, 2024 but will continue to serve as Chairman of the Board of Directors. The Company shall continue to pay Mr. Davies a monthly salary of $23,085 for a minimum of six months and agreed that Mr. Davies non-qualified stock option agreements shall continue in full force and effect while Mr. Davies serves as the Chairman of the Board of Directors.

On February 1, 2024, Byron Elton was appointed as the Chief Executive Officer of the Company and Andrew Van Noy was appointed as the Director of Operations.

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Item 8. Exhibits

INDEX TO EXHIBITS

2.1	Articles of Incorporation dated March 26, 2021(1)

2.2	Certificate of Amendment to the Articles of Incorporation dated January 24, 2022(1)

2.3	Bylaws(1)

3.1	Certificate of Designation of Series A Preferred Stock of CancerVax, Inc.(1)

3.2	Series A Securities Purchase Agreement between CancerVax, Inc. and Bountiful Capital, LLC dated March 30, 2021(1)

3.3	Investor Rights Agreement between CancerVax, Inc. and Bountiful Capital, LLC dated October 1, 2021(1)

3.4	Right of First Refusal and Co-Sale Agreement by and among CancerVax, Inc., Bountiful Capital, LLC and certain Key Holders dated October 1, 2021(1)

3.5	Certificate of Designation of Series B Preferred Stock of CancerVax, Inc.(1)

3.6	Series B Securities Purchase Agreement between CancerVax, Inc. and Bountiful Capital, LLC dated October 13, 2023(1)

4.1	Form of Investor Subscription Agreement(1)

10.1	Sponsored Research Agreement with University of California Los Angeles dated May 12, 2021(1)

10.2	Evaluation License and Option Agreement with the Regents of the University of California dated July 1, 2022(1)

10.3	Sponsored Research Agreement with University of California Los Angeles dated August 1, 2022(1)

10.4	Employment Agreement with Ryan Davies as of January 1, 2023(1)

10.5	Independent Contractor Agreement with Ryan Davies as of October 21, 2021(1)

10.6	Independent Contractor Agreement with Carla Miller as of April 1, 2021 (1)

10.7	Employment Agreement with Byron Elton as of April 1, 2023(1)

11	Consent of M&K CPAS PLLC *

*	Filed herewith.
(1)	Incorporated by reference to that certain Form 1-A/A filed on March 11, 2024.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANY:

CancerVAX, Inc., a Nevada corporation

By :	/s/ Byron Elton
Name:	Byron Elton
Title:	Chief Executive Officer, President, Treasurer, Secretary, Chairman

Date:	May 1, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Ryan Davies
Ryan Davies
Chairman of the Board of Directors May 1, 2024

/s/ Carla Miller
Carla Miller
Director May 1, 2024

/s/ Byron Elton
Byron Elton
Director May 1, 2024

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